SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO THE MARKET

São Paulo, March 7, 2023 - Braskem S.A. (“Braskem” or “Company”) (Ticker B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), within the scope of the geological event in Alagoas, informs its shareholders and the market that it has become aware of the following actions filed against the Company and other defendants as detailed below:

(i)	Public Civil Action (“ACP”) filed by the Public Defender’s Office of the State of Alagoas (“DPE-AL”) against the Company, the Federal Government, the State of Alagoas and the Municipality of Maceió

In the ACP, the DPE-AL pleads for measures related to the Flexais region, including (i) the registration of residents of this region so that they can opt for relocation through the Company's Relocation and Financial Compensation Program (“PCF”); and (ii) the claim for compensation in the amount of R$1.7 billion for moral and material damages allegedly owed to residents of this region, with a subsidiary claim for judicial blocking of said amount.

In this regard, the Company reiterates that, on October 26, 2022, the judgment of the 3rd Federal Court of Maceió approved the Term of Agreement for the Implementation of Socioeconomic Measures for the Requalification of the Flexal Area (“Flexais Agreement”) entered into by the Company with the Federal Public Prosecutor's Office, State Public Prosecutor's Office, Federal Public Defender's Office and Municipality of Maceió for the adoption of requalification actions in said region; and payment of compensation to the Municipality of Maceió and indemnities to residents of this locality. The estimated disbursement amounts for the execution of the obligations defined in the Flexais Agreement are already provisioned by the Company.

(ii)	Action filed by the State of Alagoas against the Company (“Action of the State of Alagoas”)

In the State of Alagoas Action, the State of Alagoas claims compensation for alleged damages caused to that State, including loss of tax revenue and loss of properties located in the risk area. Additionally, on an injunction basis, the State of Alagoas requests a judicial blocking in the amount of R$1 billion as a guarantee for compensation for property damage allegedly suffered by the State Public Administration.

In this regard, the Company informs that it was not summoned in the records of said action, but will evaluate and take the relevant measures within the applicable legal deadlines.

Braskem will keep the market informed of relevant developments, in compliance with applicable laws.

For more information, contact Braskem's Investor Relations Department by calling +55 (11) 3576-9531 or emailing braskem-ri@braskem.com.br .

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This Notice to the Market may contain forward-looking statements. These statements are not historical facts, but rather are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, the geological event in Alagoas and related legal procedures and from COVID-19 on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond  the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any change in these assumptions or factors, including the projected impact from the joint venture and its development of technologies, from the  geological event in Alagoas and related legal procedures and the unprecedented impact from COVID-19 on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause effective results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Notice to the Market does not constitute any offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offer of securities carried out in Brazil must be made through a prospectus, which would be made available by Braskem and contain detailed information on Braskem and its management, as well as its financial statements.